EXHIBIT 99.1

Electra Advances Idaho Cobalt-Copper Assets as Cornerstone of America’s Critical Minerals Independence

Renewed exploration focus supports domestic mining strategy for Electra’s fully financed North American cobalt refinery

TORONTO, Oct. 27, 2025 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) has launched a new program to advance mineral deposit modelling and feedstock integration at its Iron Creek cobalt-copper project in Idaho, supporting U.S. efforts to onshore critical mineral production and reduce dependence on foreign supply chains.

With financing for its North American cobalt refinery now completed and construction scheduled to resume, Electra is leveraging its strengthened balance sheet to advance its next phase of growth, onshoring not only mineral processing but also mining capabilities to meet rising U.S. demand for critical minerals.

“America needs cobalt, and we see Idaho as the best opportunity to produce it domestically,” said Trent Mell, CEO. “With our refinery fully financed and progressing toward construction restart, we are now looking to diversify our feedstock base by bringing in domestic sources. Idaho offers a transparent, strategic pathway for cobalt and copper production inside the United States, aligned with the administration’s priorities for critical mineral independence.”

Electra has commenced a bench-scale lab program evaluating cobalt feedstocks from several North American deposits. The testing is focused on potential modifications to the Company’s existing refinery flowsheet that would allow for broader acceptance of polymetallic sulfide concentrates. These studies complement Electra’s current sourcing arrangements with Glencore and Eurasian Resources Group (ERG), and represent a key step toward integrating domestic mine feed, including potential future production from Electra’s Idaho assets, into its refining operations.

A new geological research program at Iron Creek is being conducted in partnership with the Centre to Advance the Science of Exploration to Reclamation in Mining (CASERM), based at the Colorado School of Mines. The initiative builds on earlier trial studies that used Short-Wave Infrared (SWIR) hyperspectral imaging to identify iron-rich chlorite alteration zones associated with cobalt-copper mineralization at Iron Creek and the adjacent Ruby zone.

The new phase will apply this technique across a broader set of drill holes to map the margins of mineralized zones, refine the geological model, and guide future drill targeting.

“This program will help us unlock additional exploration potential in a structurally controlled and highly prospective region, refine our geological model, and focus future drilling campaigns,” said Dr. Frank Santaguida, Lead Geoscientist. “By expanding the application of advanced scanning techniques, we aim to better define the geometry and extent of these mineralized zones, guiding the next phase of drilling.”

Located in the Idaho Cobalt Belt, Iron Creek is one of the few primary cobalt deposits in the United States and has been identified as a key asset in advancing domestic mineral security. Iron Creek and Ruby remain open along strike and at depth, with north-south faulting creating additional structural complexity and exploration upside. Both cobalt and copper are listed as critical minerals under U.S. Executive Order 13817.

Figure 1. Location of the Iron Creek and Ruby Properties in east-central Idaho

Electra holds 10-year exploration permits, secured in 2023 with the U.S. Forest Service, covering 91 designated drill pad locations across Iron Creek and Ruby. Based on findings from the new scanning program, the Company will utilize existing pad designs targeting a spring 2026 drilling restart.

In addition to core scanning, bulk samples will be collected from Adit #1, which provides direct underground access to the cobalt-rich core of the deposit. This material will be used in metallurgical testing at Electra’s laboratory to refine process design parameters and assess potential future feedstock integration into the Company’s refining operations.

With construction set to resume at the Electra refinery and commissioning targeted for 2027, the Idaho mineral assets are a potential future feedstock in a fully domestic North American critical minerals supply chain. Electra’s land package in Idaho, including Iron Creek, Ruby, and Redcastle, offers exploration upside in a district-scale setting and exposure to additional commodities such as gold and copper. Electra’s long-term strategy offers a vertically integrated solution to domestic supply-chain resilience.

“This is the next chapter for Electra,” Mell added. “We are building a continental supply chain from the ground up, one that begins with American mining and ends with refined cobalt sulfate ready for battery production in North America.”

Mell will be attending the annual Idaho Mining Association Conference on October 27–28, meeting with industry and community stakeholders to discuss Electra’s growing role in advancing critical mineral development in the U.S.

Qualified Person Statement

The scientific technical content of this press release that relates to mineral exploration has been reviewed and approved by Dr. Frank Santaguida, P.Geo., who is a Qualified Person as defined by National Instrument 43-101. Dr. Santaguida is employed as Lead Geoscientist by Electra.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. Currently focused on developing North America’s only cobalt sulfate refinery, Electra is executing a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to establishing the cobalt sulfate refinery, Electra’s strategy includes nickel refining and battery recycling. Growth projects include integrating black mass recycling at its existing refining complex, evaluating opportunities for cobalt production in Bécancour, Quebec, and exploring nickel sulfate production potential in North America. For more information, please visit www.ElectraBMC.com.

Contact
Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

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This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements, including statements in this release about the expected use of the proceeds from the Financing. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with on EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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